Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

February 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Attn:	Eiko Yaoita Pyles

Re:	Coffee Holding Co., Inc. Form 8-K Furnished on January 25, 2023 File No. 001-32491

Ladies and Gentlemen:

This letter sets forth the response of Coffee Holding Co., Inc. (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 26, 2023, with respect to the Company’s Current Report on Form 8-K , as furnished to the SEC on January 25, 2023 (the “Current Report”).

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

The Company has authorized us to respond to the Comment Letter as follows:

Form 8-K Furnished on January 25, 2023

Item 4.02

1. Your disclosure appears to indicate that the errors in the consolidated statement of operations for the fiscal year ended October 31, 2020 is only included in your Form 10-K for the fiscal year ended October 31, 2021. If this error is included in your other filings, please revise to disclose as such in your Form 8-K. Also amend your Form 10-K for the fiscal year ended October 31, 2020, if applicable, and amend your Form 10-Q to the extent the errors have any effect on your fiscal 2022 Form 10-Qs.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that after further analysis by the Company’s management and accounting staff, and in consultation with its auditors, the Company has determined to restate the previously filed financial statements for the fiscal year ended October 31, 2020 and October 30, 2019 included in the associated Form 10-K for the fiscal year ended October 31, 2020 originally filed with the SEC on February 16, 2021, as amended on February 26, 2021. Further, to correct errors in the Company’s accounting for certain intercompany eliminations in its consolidated statements of operations for the fiscal periods ended January 31, 2020, April 30, 2020 and July 31, 2020 (collectively, the “2020 Interim Periods”), the Company will be amending the Quarterly Reports on Form 10-Q filed for the fiscal periods ended January 31, 2021, April 30, 2021 and July 31, 2021 in order to correct the comparative periods presented therein to reflect adjustments made to correct errors in the Company’s accounting for certain intercompany eliminations during such 2020 Interim Periods.

Securities and Exchange Commission
Division of Corporation Finance
February 23, 2023
Page 2

Further, the Company respectfully advises the Staff that it has determined that there are no material misstatements in any interim financial statements during the fiscal years ended October 31, 2021 or 2022 included in any previously filed Quarterly Report on Form 10-Q and the Company does not currently have an intention to restate or amend those reports.

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc:	Andrew Gordon, Coffee Holding Co., Inc.